                                                                    EXHIBIT 99.1

                       EXECUTIVE COMPENSATION OF CERTAIN
                        DUQUESNE LIGHT COMPANY EXECUTIVE
                    OFFICERS FOR 1994 AND SECURITY OWNERSHIP
                      OF DUQUESNE LIGHT COMPANY DIRECTORS
                 AND EXECUTIVE OFFICERS AS OF FEBRUARY 16, 1995


REPORT OF THE COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     All components of executive officer compensation were approved by the Board of Directors based on the recommendations of the Compensation Committee, which is composed entirely of non-employee directors.

     It is anticipated that in 1995, as in 1994, all compensation to executives will be fully tax deductible. It is the present intention of the Committee to seek to ensure that all compensation payable to executives that is otherwise tax deductible will continue to be tax deductible; however, the Committee reserves the right to take whatever action with respect to the compensation of executive officers that it deems appropriate and in the best interest of the Company and DQE stockholders. The Committee will finalize its intention when final tax regulations are issued under Section 162(m) of the Internal Revenue Code.

     The primary objective of the Compensation Committee is to ensure that Duquesne Light Company's (Duquesne's) executive compensation programs and strategies are designed and administered to attract, retain and motivate the executive talent required to achieve Duquesne's overall mission of creating and enhancing value for DQE stockholders, customers and employees, as well as for the community in which it operates.

     The Compensation Committee's actions are governed by a long-standing philosophy of developing and administering executive compensation programs that encourage a high level of operational excellence and financial performance to maximize stockholder value and customer satisfaction.

     The Committee also strives to simultaneously foster community participation and support quality leadership initiatives and innovative methodologies that will effectively manage Duquesne's human resources and capital assets.

     Throughout the development and administration of Duquesne's strategic compensation plans, the Committee has adhered to a results-based approach by linking a significant percentage of total compensation to meeting performance objectives. The three variable components of executive compensation (base salary, cash incentives and stock options) are based on performance.

     The Committee has purposely placed an emphasis on the "at risk" elements of compensation for Duquesne's executives. Duquesne's awards under these incentive programs are tied to corporate and individual performance. The accomplishment of goals and objectives is at the center of the Committee's decision to make awards under these incentive programs. The Committee exercises a degree of discretion in administering these incentive plans which the Committee believes encourages the executives to continually focus on building long-term stockholder value.

     An independent outside consultant with significant industry expertise has determined that a greater percentage of Duquesne's executive officers' total compensation is variable and placed at risk, when benchmarked against a comparative industry panel of electric utility companies of similar operating revenue size.

     The three components of Duquesne's executive compensation program are base salary, annual cash and stock-option incentives and long-term stock options. The Company has entered into employment agreements with Messrs. von Schack, Marshall, and Schwass and Ms. Green pursuant to which the minimum annual base salary is specified. All stock options are granted under the Long-Term Incentive Plan and are performance based.

     Annually, the Committee reviews and determines base salary levels, annual incentive compensation, and long-term performance-based stock option vesting, with vesting decisions intended to encourage long-term results that increase stockholder value.

     Executive officers may or may not earn, on the basis of performance, cash in the form of adjustments to base salary and annual cash incentives. Executive officers also have the opportunity to earn annual performance stock options under the Long-Term Incentive Plan as described under the caption "Annual Incentives." Finally, they have the opportunity to also earn Long-Term Incentive Plan performance-based stock options under a three-year grant.

     The base salaries of executive officers are competitively benchmarked against a comparative industry panel of electric utility companies of similar revenue and operating characteristics. The Committee's goal is to target base salaries at the average of the comparative industry panel.

     In addition to the industry panel comparison, the Committee considered 1993 results in the areas of customer service levels, cost-effective management and operational performance (including, for example, generating plant performance and system reliability) in determining whether a base salary increase would be granted to the executive officers in 1994. The named executive officers, other than Mr. von Schack and Mr. Beck, received increases in base salary in 1994.

     The executive officers have the opportunity to earn annual cash and stock option performance awards by meeting short-term operating and financial goals. Individual objectives are established for each executive officer in consultation with the CEO and approved by the Compensation Committee. The Committee reviews the specific results for each executive officer and the corporate performance with the Board of Directors during the following year. The Board of Directors, upon the recommendation of the Compensation Committee, approves the amount of annual performance awards granted to each executive officer based on the achievement of corporate and individual objectives.

     Annual performance awards are granted only if a pre-determined corporate financial performance threshold is met. The threshold recommended by the Compensation Committee and approved by the Board of Directors for 1993 related to DQE's earnings per share. This goal was met in 1993.

     Each executive officer must also meet his or her individual annual objectives. Specific objectives established in 1993 and considered by the Committee in 1994 in determining the annual performance compensation awards earned by the executive officers supported one or more of five major corporate objectives, including maximizing long-term stockholder value, providing quality service and superior customer satisfaction, managing assets cost effectively, maintaining excellent operational performance and providing leadership in the community. Assessment of operational performance was based, for example, upon such measures as generating plant availability and system reliability.

     In the aggregate, cash awards for annual incentives do not exceed 40% of base salary for the Chief Executive Officer and 30% of base salary for all other executive officers. Annual cash incentive awards for executives range from 0-40% of base salary depending upon the degree to which performance objectives are met. See the Summary Compensation Table for the annual cash incentive compensation awards earned by the executive officers for 1993 and paid in 1994.

     The number of performance stock options awarded annually to executive officers is determined by use of a cash incentive performance multiplier. The size of the multiplier is based on the amount of increase in earnings per share of DQE Common Stock. In 1994, the Committee awarded annual performance options in the amount of 44,815 to Mr. von Schack; 15,119 to Mr. Marshall; 16,058 to Mr. Schwass; 13,931 to Ms. Green; and 9,319 to Mr. Beck. Additional options were not earned because not all of the established performance objectives were achieved (see footnote (3) to the Summary Compensation Table). The grant relative to these vested stock options was disclosed in the option grant table included in the Duquesne Light Company Statement for 10-K for 1994. Fifty percent of the annual stock options awarded in 1994 vest upon award. An executive must wait one year before being able to exercise the remaining 50%.

     Long-Term Incentive Plan performance-based stock options awarded in 1994 were granted to executive officers in 1991 under the provisions of a three-year plan recommended by the Compensation Committee and approved by the Board of Directors. Three-year strategies were developed by each executive officer and annual milestones designed to enhance the general well-being of Duquesne were established for each executive officer by the CEO and approved by the Compensation Committee. The long-term strategies are designed to support the long-term corporate objectives of maximizing stockholder value, providing quality service and superior customer satisfaction, managing assets cost effectively, maintaining excellent operational performance and providing leadership in the community. Through a performance-based vesting schedule, each executive officer had the opportunity to earn a percentage of the three-year grant annually. The Compensation Committee reviewed the performance results and determined the amount of the award with the approval of the Board of Directors. The vesting opportunity was up to 30% in the first year, up to 60% in the second year, and up to 100% in the third year. With respect to third-year vesting for the 1991 Long-Term Incentive Plan based on achievement of their long-term strategies, Messrs.
von Schack and Schwass, Ms. Green and Mr. Beck received 40% vesting and
Mr. Marshall received 44% vesting. A new three-year plan was established by the Compensation Committee in 1994. The new grants shown in the table entitled, "Option/SAR Grants in Last Fiscal Year," have the same vesting limits and rewards are determined by results.

     As with all executive officers, the Committee reviews the CEO's prior year's performance when evaluating whether or not a prospective performance increase is recommended with respect to his base salary and whether awards are made under the annual cash and stock-option incentive programs and for the long-term incentive performance-based stock option vesting.

     The CEO's performance is evaluated on the basis of the overall performance of Duquesne, the performance of the other members of his management team and, as discussed in more detail below, his leadership in developing and implementing operating and strategic plans to further Duquesne's long-term corporate objectives. Within the parameters of the specific compensation programs previously discussed, the Committee has the flexibility to exercise a degree of discretion in evaluating the CEO's total performance.

     The Committee believes that emphasis should be placed on the variable compensation portion (i.e., incentive cash and stock options) of the CEO's total compensation (see previous discussion on pages 1 through 4). Both the Committee and the Board believe that this strengthens the relationship between corporate performance and ultimate total compensation for the CEO, thus maximizing stockholder value. The Committee, emphasizing the at-risk compensation aspect of Mr. von Schack's total compensation, has not given him an increase in base salary since 1992. His current base salary level is below the average of the comparative industry panel.

     Under the leadership of the CEO, the management team continued to achieve excellent results with respect to Duquesne's long-term corporate objectives. In 1994 DQE and Duquesne continued to demonstrate a solid track record of financial and operational performance. DQE's earnings per share increased 26 cents, and DQE's Common Stock dividends increased eight cents annually. DQE's common stock has had a total return which consistently exceeded both the Standard & Poor's 500 and S&P Electric Companies over the same period. A full report on DQE's financial performance can be found in the 1994 Annual Report to Stockholders. These results are consistent with DQE's stockholder objective to achieve measurable and meaningful increases in the value of our stockholders' investment.

     Customers continue to rate Duquesne's quality of service significantly higher than the national utility average, according to independent surveys. Duquesne's customers also continued to experience service reliability among the top 25% of U.S. utilities. Customer rates were reduced on average 8% in April of last year. Duquesne's customer service and marketing activities received outstanding national recognition during 1994, including two national Edison Electric Institute marketing awards for innovative residential and commercial marketing activities, four Edison Electric Institute/American Gas Association "Eagle" awards for outstanding and innovative customer service programs and one Electric Power Research Institute ("EPRI") "Lighting the Way" Award for application of EPRI technology.

     Duquesne continues to be widely recognized as an environmental leader.
Some examples of recent environmental accomplishments include successfully meeting all of the objectives and goals of Duquesne's Environmental Strategic Plan; completing a comprehensive environmental training program attended by all Duquesne employees (believed to be a first of its kind); developing an innovative environmental nitrogen oxide emission control system; and establishing a Company-wide pollution prevention program to plan, document and verify Duquesne's continuing efforts to effectively control pollution. Duquesne remains fully committed to being an environmentally clean utility and an innovative and forward-thinking environmental leader into the future.

     The CEO also has taken a strong leadership role in community affairs, including active participation on boards and committees of various organizations which focus resources on the most pressing community problems and which serve to improve the quality of life for people who live and work in Duquesne's service territory. These activities and those in the environmental area relate directly to Duquesne's community objective to be a community leader in improving the quality of life in our service territory. The objective recognizes that our future success is clearly linked to the economic health and vitality of the region we serve.

     We believe that our existing compensation philosophy has been effective in attracting and retaining the management talent necessary to ensure a desirable and consistent performance for stockholders and customers alike.

                                                G. Christian Lantzsch, Chairman
                                                Doreen E. Boyce
                                                Robert P. Bozzone
                                                Sigo Falk

Compensation

     The following Summary Compensation Table sets forth certain information as to cash and noncash compensation earned and either paid to, or accrued for the benefit of, the Chairman of the Board and Chief Executive Officer and the four highest paid executive officers of Duquesne for service during the periods indicated. Messrs. von Schack, Marshall and Schwass are executive officers of DQE and Duquesne Light. The titles listed are those held for Duquesne, and the amounts shown are for services to Duquesne. Total compensation amounts are shown in the DQE Proxy Statement for 1994. The information is incorporated here by reference. Ms. Green and Mr. Beck are executive officers of Duquesne Light only, and the amounts shown are for services in those capacities.

                           SUMMARY COMPENSATION TABLE

                                         Annual Compensation                      Long-Term Compensation
                                 ------------------------------------     ---------------------------------------
                                                                                    Awards                Payouts
                                                                          -----------------------------  --------
       (a)                 (b)     (c)       (d)            (e)              (f)             (g)           (h)         (i)
                                                                                          Securities
                                                        Other Annual      Restricted      Underlying                 All Other
                                                          Compen-           Stock         Performance      LTIP       Compen-
    Name and                     Salary     Bonus          sation          Award(s)       Options/SARs    Payouts      sation
Principal Position        Year     ($)     ($)(1)          ($)(2)            ($)             (#)(3)         ($)        ($)(2)
--------------------------------------------------------------------------------------------------------------------------------

W. W. von Schack          1994   393,360         0           155,272               0           155,000         0          4,014
  COB and CEO             1993   440,000   154,880           355,847               0            59,860         0          4,497
                          1992   440,000   224,733            45,020               0            55,120         0          4,364

D. D. Marshall            1994   171,638         0             6,997               0            52,813         0          4,033
  President and COO       1993   185,000    52,250            26,687               0            21,203         0          4,497
                          1992   175,000    48,125             6,098               0            27,974         0          4,364

G. L. Schwass             1994   171,638         0            19,073               0            52,813         0          3,967
  Senior Vice Pres.       1993   185,000    57,000            39,395               0            26,091         0          4,497
  and CFO                 1992   172,500    51,750             9,878               0            17,845         0          4,364

D. L. Green               1994   166,333         0            16,319               0            35,469         0          4,482
  Senior Vice Pres. -     1993   160,500    49,500            34,480               0            13,931         0          4,497
  Administration          1992   153,000    41,311                 0               0            15,828         0          4,364

R. D. Beck                1994   146,400         0               711               0            33,725         0          4,355
  Vice President -        1993   146,400    32,208                 0               0            12,707         0          4,293
  Marketing &             1992   146,268    31,581                 0               0            14,850         0          4,275
  Customer Services

(1) No incentive compensation is shown for 1994 since the annual review of corporate and individual performance for 1994, which will determine such compensation, has not occurred. The amount of any such compensation is determined annually in each year based upon the prior year's performance and either paid or deferred (via an eligible participant's prior election) in the following year. The amounts shown for 1992 and 1993 are the awards earned in those years but established and paid or deferred in the subsequent years.

(2) Amounts of Other Annual Compensation are connected to the funding of service obligations for non-qualified pension benefits due to tax law changes and to ERISA requirements. Amounts of All Other Compensation shown are Duquesne Light match contributions during 1992, 1993 and 1994 under the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees.

(3) Includes total number of stock options granted during the fiscal year, with or without tandem SARs, and stock for stock (reload) options on option exercises, as applicable, whether vested or not. See table titled Option/SAR Grants in Last Fiscal Year. The stock options are subject to vesting (exercisability) based on Company and individual performance and achievement of specified goals and objectives. Of the original amount of 1992 stock options granted, Messrs. von Schack, Marshall, and Schwass, Ms. Green and Mr. Beck have lost 12,435; 4,698; 3,569; 4,432; and 6,138 stock options, respectively. Of the original amount of 1993 stock options granted, Messrs. von Schack, Marshall and Mr. Beck have lost 6,107; 939; and 3,388 stock options, respectively.


 Supplemental Tables

     The following tables provide information with respect to options to purchase DQE Common Stock and tandem stock appreciation rights in 1994 under the Plan.

     Option grants in 1994 to executives were structured to align their compensation with the creation of value for common stockholders. For example, should DQE stock rise 50% in value over the ten-year option term (from $29.5625 per share to $44.34 per share), stockholder value would increase an estimated $772,948,043, while the value of the grants to the individuals listed below would increase an estimated .56% ($4,384,977) of the total gain realized by all stockholders.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                               Individual Grants


      (a)               (b)          (c)            (d)            (e)           (f)
                                   % of Total
                       Number of    Options/
                      Securities      SARs
                      Underlying   Granted to
                       Options/    Employees     Exercise or                   Grant Date
                         SARs      in Fiscal     Base Price     Expiration      Present
      Name           Granted (#)     Year         ($/Sh)(3)        Date       Value ($)(4)
---------------     -----------  -----------  ---------------  -----------  --------------

W. W. von Schack        55,000(1)   12.6%         32.00         03/21/04      195,800*
                       100,000(2)   22.9%         30.50         08/29/04      348,000*

D. D. Marshall          17,813(1)    4.0%         32.00         03/21/04       63,414*
                        35,000(2)    8.0%         30.50         08/29/04      121,800*

G. L. Schwass           17,813(1)    4.0%         32.00         03/21/04       63,414*
                        35,000(2)    8.0%         30.50         08/29/04      121,800*

D. L. Green             15,469(1)    3.5%         32.00         03/21/04       55,070*
                        20,000(2)    4.5%         30.50         08/29/04       69,600*

R. D. Beck              13,725(1)    3.1%         32.00         03/21/04       48,861*
                        20,000(2)    4.5%         30.50         08/29/04       69,600*

* The actual value, if any, an executive may realize will depend on the difference between the actual stock price and the exercise price on the date the option is exercised. There is no assurance that the value ultimately realized by an executive, if any, will be at or near the value estimated.

(1) The performance stock options with tandem stock appreciation rights granted during 1994 are not presently exercisable. The Compensation Committee will determine the number of stock option/stock appreciation rights that will vest in 1995 based on 1994 performance. Once the number is determined, 50% of the award vests immediately and the remaining 50% vests one year later. Vesting will be accelerated on the occurrence of a change in control as provided in the Plan. These grants included tandem stock appreciation rights but not dividend equivalents.

(2) These grants represent performance stock options with dividend equivalents. Awards are made over a three-year period and are determined on the basis of individual achievement of strategic goals and objectives.

(3) The exercise price of the options is the fair market value of DQE Common Stock on the date such options were granted. The exercise price may be payable in cash or previously owned shares of DQE Common Stock.

(4) The grant date present value shown in column (f) gives the theoretical value of the options listed in column (b) on the grant dates using the Black-Scholes option pricing model, modified to account for the payment of dividends. The theoretical value of the options expiring on March 21, 2004 ($32.00 exercise price) and August 29, 2004 ($30.50 exercise price) was calculated assuming an option life of ten years; a periodic risk-free rate of return equal to the yield of the U.S. Treasury note having a similar maturity date as the option expiration date, as reported on the grant date (6.43% and 7.20%, respectively); a quarterly dividend of $0.42 as of the option grant date, with an expected growth rate of 4.5% per year as estimated by "Value Line"; and an expected stock price volatility over the same length of time as the option life, as reported on the grant date (17.87% and 17.79% per month, respectively). No adjustments to the grant date present values have been made with respect to exercise restrictions, cancellation, or early exercise.

              Aggregated Option/SAR Exercises in Last Fiscal Year
                     and Fiscal Year-End Option/SAR Values

     (a)               (b)             (c)                  (d)                        (e)
                                                     Number of Securities     Value of Unexercised
                                                    Underlying Unexercised         in-the-Money
                     Number of                        Options/SARs at            Options/SARs at
                     Securities                  Fiscal Year-End (#)(4)(5)       Year-End ($)(6)
                     Underlying       Value      --------------------------   -------------------
                    Options/SARs     Realized           Exercisable/               Exercisable/
     Name           Exercised (#)     ($)(3)           Unexercisable              Unexercisable
---------------     ------------     -------     --------------------------   --------------------

W. W. von Schack     24,790 (1)      227,434               190,805 / 69,301       708,353 / 86,297

D. D. Marshall       12,360 (2)       72,749                56,184 / 22,105       212,402 / 26,690

G. L. Schwass             0                0                67,173 / 23,759       226,910 / 29,040

D. L. Green               0                0                60,902 / 19,229       348,959 / 22,062

R. D. Beck                0                0                39,219 / 14,053       118,794 / 16,934

_____________________

(1)  Stock option exercised for stock by tendering cash.

(2)  Stock appreciation rights exercised for cash.

(3) Represents the difference between the exercise price of the options or SARs and the fair market value of DQE Common Stock on the date of exercise.

(4) The numbers set forth do not include options/SARs previously granted (including those granted in 1994) but not yet earned. The number to be earned will be based on individual performance and could range from zero to the numbers listed below for the named executives, respectively: 155,000; 52,813; 52,813; 35,469; and 33,725. The exercise price of these options is in excess of the fair market value of the underlying DQE Common Stock. These options may be earned by the executive over future periods from one to three years as established with each option grant.

(5) In 1994 SARs were added to the stock-for-stock (reload) options granted in 1993.

(6) Represents the difference between the exercise price of the options or SARs and the fair market value of DQE Common Stock at December 30, 1994.

Retirement Plan

     The following table illustrates the estimated annual benefits payable upon retirement at age 65 to management employees in the specified earnings classifications and years of service shown:

                               PENSION PLAN TABLE

         Highest                                 Years of Service at Normal Retirement on January 1, 1995
       Consecutive           ------------------------------------------------------------------------------------------------
        Five-Year
         Average
       Compensation              10               15                 20             25              30             35 or More
      --------------         -----------      ----------          --------       ---------        --------         ----------


          $100,000              $ 16,183        $ 24,274          $ 32,365        $ 40,457        $ 46,693          $ 51,693
          $125,000              $ 20,683        $ 31,024          $ 41,365        $ 51,707        $ 59,593          $ 65,843
          $150,000              $ 25,183        $ 37,774          $ 50,365        $ 62,957        $ 72,493          $ 79,993
          $175,000              $ 29,683        $ 44,524          $ 59,365        $ 74,207        $ 85,393          $ 94,143
          $200,000              $ 34,183        $ 51,274          $ 68,365        $ 85,457        $ 98,293          $108,293
          $225,000              $ 38,683        $ 58,024          $ 77,365        $ 96,707        $111,193          $122,443
          $250,000              $ 43,183        $ 64,774          $ 86,365        $107,957        $124,093          $136,593
          $300,000              $ 52,183        $ 78,274          $104,365        $130,457        $149,893          $164,893
          $400,000              $ 70,183        $105,274          $140,365        $175,457        $201,493          $221,493
          $500,000              $ 88,183        $132,274          $176,365        $220,457        $253,093          $278,093
          $600,000              $106,183        $159,274          $212,365        $265,457        $304,693          $334,693
          $700,000              $124,183        $186,274          $248,365        $310,457        $356,293          $391,293

     Compensation utilized for pension formula purposes includes salary and bonus reported in columns (c) and (d) of the Summary Compensation Table. An employee who has at least five years of service has a vested interest in the retirement plan. Benefits are received by an employee upon retirement, which may be as early as age 55. Benefits are reduced by reason of retirement prior to age 60 or by reason of the operation of certain options under which benefits are payable to survivors upon the death of the employee. Pension amounts set forth in the above table reflect the integration with social security of the tax-qualified retirement plans. Retirement benefits are not subject to any other offset or reduction based on the amount of any other benefits.

     The executive officers named in the Summary Compensation Table had the following whole years of credited service and five-year covered compensation with Duquesne and its affiliates (including additional service credits and compensation recognized under supplemental pension arrangements) as of January 1, 1995: Mr. von Schack - 28 years, current five-year covered compensation $585,579; Mr. Marshall - 19 years, current five-year covered compensation $211,817; Mr. Schwass - 18 years, current five-year covered compensation $220,458; Ms. Green - 13 years, current five-year covered compensation $189,484; Mr. Beck - 32 years, current five-year covered compensation $172,805.

Employment Agreements

     DQE and Duquesne Light Company entered into a four-year employment agreement with Mr. von Schack and three-year agreements with Mr. Marshall and Mr. Schwass. Duquesne Light Company also entered into a three year agreement with Ms. Green. Each agreement is subject to automatic one-year renewals unless prior written notice of termination is given by the executive or the Company.

     The agreements provide, among other things, that each executive serve in his or her present position at an annual base salary of at least $440,000 for Mr. von Schack; at least $190,000 for each of Messrs. Marshall and Schwass; and at least $165,000 for Ms. Green, subject to periodic review, and for the participation of each in executive compensation and other employee benefit plans of the companies.

     If any of the executives is discharged other than for cause or resigns for good reason, then, in addition to any amounts earned but not paid as of the date of termination, he or she would receive in a cash lump sum the balance of his or her base salary for the remaining term of the agreement, a bonus amount of the remaining term of the agreement calculated at a rate equivalent to his or her prior year's bonus and the actuarial equivalent of the additional pension he or she would have accrued had his or her service for pension purposes continued until the expiration of the agreement. In addition, the executive would be entitled to immediate vesting (or the redemption in cash) of all of his or her stock-based awards. Mr. von Schack's agreement also provides (1) for continued payment of base salary and bonus amounts for the remaining term of the agreement if his employment is terminated due to death or disability and (2) for him to be made whole for the payment of any such federal excise taxes, interest or penalties in the event that any payments would subject him to such federal excise tax or interest or penalties with respect to such excise tax.

Beneficial Ownership of Stock

     The following list shows all equity securities of DQE (Common Stock only) and its principal subsidiary, Duquesne Light (Preferred and Preference Stock only), beneficially owned by all directors and executive officers of Duquesne Light as a group (20 persons) as of February 16, 1995, including shares owned by officers and directors jointly with other persons:

                           Shares            Shares
                         Beneficially      Outstanding
Title of Class              Owned       February 16, 1995
     Common Stock......       57,706         52,892,694
     Preference Stock..        3,076            841,052
     Preferred Stock...            0          1,505,629

     The directors and executive officers as a group did not own beneficially in excess of 1% of any class of equity securities of DQE or Duquesne Light as of February 16, 1995.

     The following list shows all equity securities of DQE and Duquesne Light beneficially owned, directly or indirectly, by each director and by each executive officer named in the Summary Compensation Table as of February 16, 1995:

                                                             Shares of Duquesne
                           Shares of         Nature of        Light Co. Preference
                         Common Stock      Ownership (1)    Stock, Plan Series A (6)
                         -------------    ----------------  ------------------------

Daniel Berg............      390              VP, IP
                           1,100          Joint, SVP, SIP
Doreen E. Boyce........      899              VP, IP
Robert P. Bozzone......      500              VP, IP
Sigo Falk..............    1,244              VP, IP
                           1,000 (2)         SVP, SIP
William H. Knoell......    1,000              VP, IP
                             690 (3)         SVP, SIP
G. Christian Lantzsch..    1,127          Joint, SVP, SIP
Robert Mehrabian.......    1,000 (4)         SVP, SIP
Thomas J. Murrin.......      500          Joint, SVP, SIP
Robert B. Pease........      759              VP, IP
                             108          Joint, SVP, SIP
Eric W. Springer.......    1,436              VP, IP
Wesley W. von Schack...   23,380 (5)          VP, IP                 406
David D. Marshall......    5,736 (5)      Joint, SVP, SIP            406
Gary L. Schwass........    6,499 (5)          VP, IP                 404
Dianna L. Green........    1,615 (5)          VP, IP                 406
Roger D. Beck..........      588 (5)      Joint, SVP, SIP            393

(1) The term "Joint" means owned jointly with the person's spouse. The initials "VP" and "IP" mean sole voting power and sole investment power, respectively, and the initials "SVP" and "SIP" mean shared voting power and shared investment power, respectively.

(2) These shares are held by a trust in which Mr. Falk is an income beneficiary but not a trustee.

(3) These shares are held by a trust in which Mr. Knoell is a trustee and the income beneficiary.

(4) These shares are held by a Keogh trust in which Dr. Mehrabian is the sole trustee; he and his spouse are the beneficiaries.

(5) The amounts shown as owned by Messrs. von Schack, Marshall and Schwass, Ms. Green and Mr. Beck do not include shares of DQE Common Stock which they have the right to acquire within 60 days of February 16, 1995 through the exercise of stock options granted under the Long-Term Incentive Plan in the following amounts: 190,805; 47,188; 58,763; 60,902; and 24,659, respectively, and all executive officers as a group:  382,317 shares.

(6) The preference shares are held by the ESOP trustee for Duquesne's 401(k) Plan on behalf of the executive officers, who have voting but not investment power. The preference shares are convertible share-for-share into DQE Common Stock or cash on retirement, termination of employment, hardship, death or disability.

Compliance with SEC Reporting Requirements

     Under Section 16(a) of the Securities Exchange Act of 1934, as amended, Duquesne's directors, executive officers, and any persons holding more than ten percent of the Company's Stock are required to report initial ownership of the Company's Stock and any subsequent changes in ownership to the Securities and Exchange Commission ("SEC"). Specific due dates have been established by the SEC and Duquesne is required to disclose in this Statement any failure to file by these dates. Based upon the copies of Section 16(a) reports which Duquesne received from such persons for their 1994 fiscal year transactions and the written representations from such persons that no annual Form 5 reports were required to be filed for them for the 1994 fiscal year, Duquesne believes that there has been compliance with all Section 16(a) filing requirements except that the initial filing of James Cross, who became an executive officer during the year, was 13 days late. Mr. Cross had no ownership of Duquesne Light stock at the time of his election.

Directors' Fees and Plans

     Directors who are not officers receive an annual retainer, last set in 1990, of $15,000 payable in twelve monthly installments and a fee of $1,000 for each Board and committee meeting attended. Directors who are officers of the Company receive no fees for their services as directors.

     Each director under the age of 72 who is not an officer may elect under a directors' deferred compensation plan to defer a percentage of his or her director's remuneration until after termination of service as a director. Deferred compensation may be received in one to ten annual installments commencing, with certain exceptions, on the 15th day of January of the year designated by the participant. Interest accrues quarterly on all deferred compensation at a rate equal to a specified bank's prime lending rate. Daniel Berg, G. Christian Lantzsch and Robert Mehrabian elected to participate in the Plan for 1994.

     A directors' retirement plan is in place to assure that compensation arrangements for outside directors are adequate to attract and retain highly qualified individuals. Under the plan, an eligible director will receive monthly benefits equal to the monthly retainer in effect at the time of retirement from the Board for a period equal to the total months of service on the DQE and Duquesne Light Boards but no longer than 120 months. Payment of benefits commences, unless deferred, on the first day of the month following retirement.

     As part of its overall program to promote charitable giving, the Company has established a directors' Charitable Giving Program funded by Company-owned life insurance policies on the directors. Directors are paired, and upon the death of the second of the two directors, the Company will donate up to $500,000 each to one or more qualifying charitable organizations recommended by each of the two directors and reviewed and approved by the Board's Employment and Community Relations Committee. The Company subsequently will be reimbursed by the life insurance proceeds. A director must have service of 60 months or more in order to qualify for the full donation amount, with service of less than 60 months qualifying for an incremental donation. The program does not result in any material cost to the Company.

Compensation Committee Interlocks and Insider Participation

     The members of the Compensation Committee are Dr. Boyce and Messrs. Bozzone, Falk and Lantzsch. No member of the Compensation Committee was at any time during 1994 or at any other time an officer or employee of the Company.

     No executive officer of the Company served on the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.